File No. 814-00237 (Gladstone Capital Corporation)
File No. 814-00704 (Gladstone Investment Corporation)
File No. 814-00816 (Gladstone Lending Corporation)
File No. 801-61440 (Gladstone Management Corporation)

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

In the Matter of the Application of:

GLADSTONE CAPITAL CORPORATION
GLADSTONE INVESTMENT CORPORATION
GLADSTONE LENDING CORPORATION
GLADSTONE MANAGEMENT CORPORATION

__________________________________________

APPLICATION FOR AN ORDER PURSUANT TO RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION FROM SECTION
57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940
__________________________________________

Please direct all communications, notices and orders to: Gladstone Management Corp. 1521 Westbranch Dr., Suite 200 McLean, VA 22102 Attention: David Gladstone Michael L. LiCalsi	Copies to: Eric S. Purple K&L Gates, LLP 1600 K Street, NW Washington, DC 20006-1601 (202) 778-9220 (202) 778-9100 (fax)

This document contains 19 pages (including exhibits),
 which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: GLADSTONE CAPITAL CORPORATION GLADSTONE INVESTMENT CORPORATION GLADSTONE LENDING CORPORATION GLADSTONE MANAGEMENT CORPORATION 1521 Westbranch Dr., Suite 200 McLean, VA 22102	Application for an Order under Rule 17d-1 under the Investment Company Act of 1940 to Permit Certain Joint Transactions

I.      Summary of Application

Gladstone Capital Corporation (“GLAD” or a “Fund”), Gladstone Investment Corporation (“GAIN” or a “Fund”), Gladstone Lending Corporation (“Lending” or a “Fund” and collectively with GLAD and GAIN the “Funds”), and Gladstone Management Corporation (the “Adviser”) on behalf of itself and its successors1 (collectively with the Funds, the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Rule 17d-1 under the Investment Company Act of 1940 (the “1940 Act”) to the extent necessary to permit GLAD, GAIN, and Lending and/or each other Regulated BDC (as defined below) that now or in the future is advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser to (a) co-invest with the other Regulated BDCs (as defined below) in securities issued by issuers in private placement transactions in which the Adviser negotiates terms in addition to price (“Private Placement Securities”)2; (b) make additional investments in Private Placement Securities of such issuers (“Follow-On Investments”); and (c) exercise warrants, conversion privileges, and other rights associated with Private Placement Securities acquired under (a) and (b) above (the

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1 The term “successor,” as applied to the Adviser means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “1933 Act”).

potential actions described in (a), (b) and (c) being collectively referred to herein as the “Co-investment Transactions”).3

II.     Background

A.        Regulated BDCs and GCM

GLAD is a Maryland corporation, and GAIN is a Delaware Corporation, that are each organized as a closed-end management investment company that has elected to be regulated as a business development company under § 54(a) of the 1940 Act. GLAD was organized on May 30, 2001 and commenced operations on August 31, 2001.  As of December 31, 2010, GLAD had net assets of approximately $247 million. GLAD’s investment objective is to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, issued by established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. GAIN was organized on February 18, 2005, and commenced operations on June 22, 2005.  As of December 31, 2010, GAIN had net assets of approximately $199 million. GAIN’s investment objectives are to achieve a high level of current income and capital gains by investing in debt and equity securities of established private businesses. Lending is a Maryland Corporation organized as a closed-end management investment company that has filed a notice of intent to elect to be regulated as a business development company pursuant to Section 6(f) of the 1940 Act. Lending was organized on December 7, 2009, but has not yet commenced operations. As of December 31, 2010, Lending had net assets of $0.  Lending’s proposed investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation through syndicated and non-syndicated debt investments of larger corporations.  The outstanding shares of beneficial interest for each GLAD and GAIN are listed and traded on the NASDAQ.  There is no present intent to list Lending’s shares on any exchange.

The Adviser, an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”), serves as investment adviser to each Fund and manages each Fund’s portfolio in accordance with the Fund’s investment objective and policies, makes investment decisions for each Fund, places purchase and sale orders for portfolio transactions for each Fund and otherwise manages the day-to-day operations of each Fund, subject to the oversight of each Fund’s Board of Directors. The Adviser is a corporation formed and existing under the laws of the State of Delaware. The Adviser is a wholly owned subsidiary of Gladstone Holding Corporation, which in turn is wholly owned by Gladstone Management Corporation Ltd. Mr. David Gladstone owns all of the voting securities of Gladstone Management Corporation Ltd., a Bermuda corporation.  Mr. Gladstone is the Chairman and Chief Executive Officer of the Adviser and controls the Adviser. He is also the Chief Executive Officer and a Director of each

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3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

Fund. Currently, Mr. Gladstone, along with George Stelljes III, and Terry Brubaker, are responsible for investment selection on behalf of each Fund.

For the services provided to the Funds by the Adviser pursuant to an advisory agreement with each Fund, each Fund pays, or in the case of Lending will pay, a base management fee and two incentive based fees. GLAD and GAIN currently pay the Adviser a base management fee an annualized rate of 2.0% of total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. Lending will pay the Adviser a base management fee at an annualized rate of 1.0% of average gross assets invested in senior syndicated first lien loans and 2.0% of all other of average gross assets except there is no base management fee on cash and cash equivalents. Each Fund also pays, or in the case of Lending will pay, the Adviser a two part incentive fee: (i) a income-based incentive fee and (ii) a capital gains-based incentive fee. The income-based incentive fee rewards the Adviser if each Fund’s quarterly net investment income, prior to the deduction of any incentive fee, exceeds the hurdle rate and is paid by each Fund as follows:

●	no incentive fee in any calendar quarter in which a Fund’s pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

●	100% of each Fund’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

●	20% of the amount of each Fund’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The capital gains-based incentive fee is equal to 20.0% of the net realized capital gains since each Fund's inception, if any, computed net of all realized capital losses and unrealized capital depreciation since each Fund's inception, less any prior payments, and is determined and payable at the end of each fiscal year. Mr. Gladstone owned 1,101,698 shares, Mr. Brubaker owned 197,372 shares, and Mr. Stelljes owned 15,185 shares of GLAD (representing 5.2%, .94%, and .07% respectively of the outstanding shares) as of December 31, 2010. Mr. Gladstone owned 223,872 shares, Mr. Brubaker owned 23,380 shares, and Mr. Stelljes owned 24,795 shares of GAIN (representing 1%, .1% and .1% of the outstanding shares) as of December 31, 2010.  The Adviser does not own any shares of GLAD or GAIN.   The initial shares of Lending are wholly owned by the Adviser.

Each Fund invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

The board of directors of GLAD (the “GLAD Board”) and the board of directors of GAIN (the “GAIN Board”) are identical and each is comprised of ten directors, six of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”), of either GLAD or GAIN.  The board of directors of Lending (the “Lending Board”, and collectively with the GLAD Board and GAIN Board, the “Funds’ Boards”) will consist of seven directors upon commencement of its initial public offering of shares of registered, non-traded common stock, four of whom will be Independent Directors.  The Ethics, Nominating and Corporate Governance Committee of each the Funds’ Boards selects and nominates any additional Independent Directors who may be selected to serve on a Board.  Each of the GLAD Board and GAIN Board consists of the same ten directors.  In addition, all of the members of the Lending Board serve on the GLAD Board and the GAIN Board.

Members of GLAD Board and GAIN Board
David Gladstone
George Stelljes III
Terry Brubaker
David Dullum
Paul Adelgren (Independent)
Michela English (Independent)
Gerard Mead (Independent)
John Outland (Independent)
Anthony Parker (Independent)
John Reilly (Independent)

Members of Lending Board
David Gladstone
George Stelljes III
Terry Brubaker
Paul Adelgren (Independent)
Michela English (Independent)
John Outland (Independent)
Anthony Parker (Independent)

From time to time the Adviser may serve as investment adviser or sub-adviser to other closed-end management investment companies that have elected to be regulated as a business development company (each a “Regulated BDC” and together with GLAD, GAIN, and Lending, the “Regulated BDCs”) that will engage in investment activities similar to those engaged in by GLAD, GAIN, and Lending.

B.        Total Available Capital

“Total Available Capital” is the amount of total assets of each Regulated BDC that is available for investment in Private Placement Securities, subject to applicable regulatory restrictions and each fund’s fundamental investment restrictions and policies. The Funds have no fundamental investment restrictions prohibiting investments in venture capital and other restricted securities. Each Fund anticipates investing greater than or equal to 70% of its net assets in venture capital and other restricted securities.

C.           Co-Investment Transactions

The Applicants believe that it is in the best interests of the Regulated BDCs to be able to participate in Co-investment Transactions.  The Funds have co-invested in private placement transactions of syndicated loans in the past in reliance on Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act, and related publicly available positions of the Commission’s staff, including Massachusetts Mutual Life Insurance Company (pub. avail. June 6, 2000) and Massachusetts Mutual Life Insurance Company (pub. avail. July 28, 2000).  The Commission previously granted GLAD, GAIN, and the Adviser an order that provides that GLAD or GAIN may co-invest with an affiliated private investment vehicle in portfolio companies.4 The sought relief in this application will supplement, but will not replace the existing order and no Fund will make an investment in reliance on both the Existing Order and the order requested in this application.

The Funds seek also to invest in Co-investment Transactions in circumstances in which such Co-investment Transactions may be prohibited pursuant to Section 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Section 57(a)(4) and Rule 17d-1, which is applicable to the Funds pursuant to Section 57(i) of the 1940 Act, prohibit joint transactions between a BDC (or any company controlled by the BDC) and:

●
Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

●
Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;5 or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

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4 Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order) (the “Existing Order.”)

5 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

The Adviser is the investment adviser to each Fund and will be an investment adviser or sub-advisor to each other Regulated BDC. Under some circumstances, some or all of the Regulated BDCs might be deemed to be under the common control of the Adviser, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might prohibit each Regulated BDC from participating in Co-investment Transactions pursuant to Section 54(a)(4) and Rule 17d-1.

III.   Order Requested

The Applicants respectfully request an order (the “Order”) of the Commission under Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), any or all of the Regulated BDCs to engage in Co-investment Transactions.

Applicants believe that the Conditions will ensure the protection of shareholders of the Regulated BDCs and compliance with the purposes and policies of the 1940 Act with respect to the Co-investment Transactions.

This Application seeks relief in order to (i) enable the Regulated BDCs to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-investment Transaction that arises in the future and (ii) enable the Regulated BDCs to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.         Section 57(a)(4)

Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the business development company, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

●
Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

●
Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;6 or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the
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6 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions its belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.7  If this doctrine were applied to the regulated BDCs, they could be deemed to be under common control of the Adviser, and would thus be subject to the provisions of Section 54(a)(4).

Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

B.         Rule 17d-1

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique

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7 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice *** can the adviser realistically be deemed not in control.”).

characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 54(a)(4) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.       Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.
With respect to each proposed Co-investment Transaction, for each Regulated BDC, the Adviser will make an initial, separate determination whether the acquisition of the private placement security is appropriate and consistent with the investment objectives and policies of the Regulated BDC and, if so, the appropriate amount that the Regulated BDC should invest.

2.
(a)     Each time that the Adviser presents a Regulated BDC with the opportunity to acquire Private Placement Securities, the acquisition of which would be consistent with the investment objectives and policies of two or more Regulated BDCs, the Adviser must offer to each such Regulated BDC the opportunity to acquire a pro rata amount (based upon each such Regulated BDC’s Total Available Capital) of the subject Private Placement Securities, up to the entire amount being offered to it. If one Regulated BDC, acting through its Joint Transaction Committee (as defined below), declines the offer or accepts only a portion of the Private Placement Securities offered to it, but one or more other Regulated BDCs accepts the Private Placement Securities offered, that portion of the Private Placement Securities declined by the Regulated BDC may be allocated to the other Regulated BDCs that have accepted the offer based on their Total Available Capital.  If the Adviser determines that a Regulated BDC should not participate in a Co-investment Transaction offered to it pursuant to Condition 1 above, the Adviser will submit its determination to the Joint Transaction Committee for approval by a Required Majority.

(b)     After making the initial determinations required in (a) above, the Adviser will submit written information concerning the proposed Co-investment Transaction, including the amount proposed to be acquired by the Regulated BDC and any other Regulated BDCs, to a duly appointed committee of each Regulated BDC’s Board (“Joint Transactions Committee”). A Regulated BDC’s Joint Transactions Committee shall consist solely of

Independent Directors and shall have as its members at least a majority of all of the Independent Directors of such Regulated BDC. The Adviser will provide information concerning the Total Available Capital of the Regulated BDCs in order to assist the Joint Transactions Committee with its review of the Regulated BDC’s investments for compliance with the allocation procedures set forth in Condition 1 above.

(c) A Regulated BDC may participate in a proposed Co-investment Transaction only if a Required Majority (as defined in 2(d) below) determines that:

(i)
the terms of the proposed Co-investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated BDC and its shareholders and do not involve overreaching of the Regulated BDC or its shareholders on the part of any person concerned;

(ii)
the proposed Co-investment Transaction is consistent with the Regulated BDC’s investment objectives and policies as recited in its Form N-2 registration statement and its reports to shareholders and its other periodic reports filed with the Commission; and

(iii)
the participation by another Regulated BDC(s) in the proposed Co-investment Transaction would not disadvantage the Regulated BDC, and participation by the Regulated BDC would not be on a basis different from or less advantageous than that of any other Regulated BDC; provided that if any Regulated BDC(s), but not the other Regulated BDCs, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if

(A)           the Required Majority has the right to ratify the selection of such director or board observer, if any; and

(B)           the Adviser:

(1) provides to the Joint Transactions Committee material information received by any such person who then serves as a director or participates as a board observer or exercises any similar right to participate in the governance of a portfolio company; and

(2)     agrees to provide periodic reports to the Joint Transactions Committee with respect to the material actions of such director or the material information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv)
the proposed investment by the Regulated BDC will not benefit the Adviser, any other Regulated BDC, or any affiliated person thereof, except to the extent permitted under Section 57(k) of the 1940 Act.

(d)     A “Required Majority” is the number of a Regulated BDC’s Joint Transactions Committee members equal to at least a majority of all of the Independent Directors of such Regulated BDC. Each member of a Required Majority shall have no direct or indirect financial interest in the proposed Co-investment Transaction.

3.
Each Regulated BDC shall participate in a proposed Co-investment Transaction only if the terms, conditions, price, class of securities being purchased, settlement date, registration rights, if any, and other rights are the same for each Regulated BDC participating in the proposed Co-investment Transaction. When more than one Regulated BDC proposes to invest in a Co-investment Transaction, the Joint Transaction Committee of each Regulated BDC shall review the Co-investment Transaction and a Required Majority will make the determinations in Condition 2 above, on or about the same time. The grant to a Regulated BDC, but not the other Regulated BDC(s), of the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company shall not cause a failure of this Condition, if Conditions 2(c)(iii)(A) and (B) are satisfied.

4.	Except as described below, no Regulated BDC may make a Follow-On Investment or exercise warrants, conversion privileges,

or other rights, unless such Regulated BDC and each other Regulated BDC that participated in the original Co-investment Transaction make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of the Private Placement Securities acquired in such Co-investment Transaction. If a Regulated BDC participates in a Follow-On Investment or exercises warrants, conversion privileges, or other rights and the amounts to be invested or the warrants, conversion privileges or other rights to be exercised by each Regulated BDC are disproportionate to their respective holdings, the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of warrants, conversion privileges or other rights by each Regulated BDC and submit the recommendation to each Regulated BDC’s Joint Transactions Committee, including an explanation of such disproportionate investments or exercise of rights. Prior to any such disproportionate Follow-On Investment or exercise of rights, a Regulated BDC must obtain approval by a Required Majority for the transaction as set forth in Condition 2 above. Transactions pursuant to this Condition 5 will be subject to the other applicable Conditions set forth in this Application.

5.
Except for transactions covered by Condition 5 above, no Regulated BDC will sell, exchange or otherwise dispose of any interest in any Private Placement Securities acquired pursuant to the Order, unless each Regulated BDC has the opportunity to dispose of its interest at the same time, for the same unit consideration, on the same terms and conditions as such other Regulated BDC and in a proportionate amount (based upon their relative holdings of such Private Placement Securities). With respect to any such transaction, the Adviser will formulate a recommendation as to the proposed participation by a Regulated BDC and submit the recommendation to such Regulated BDC’s Joint Transactions Committee. The Regulated BDC will dispose of such Private Placement Securities, to the extent the Joint Transactions Committee, upon the affirmative vote of a Required Majority, determines that the disposition is in the best interest of the Regulated BDC, is fair and reasonable, and does not involve overreaching of the Regulated BDC or its shareholders by any person concerned.

6.
The expenses, if any, associated with acquiring, holding, or disposing of any Private Placement Securities (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act), to the extent not payable solely by the Adviser, under its investment management agreements with the Regulated BDC, shall be shared by the

Regulated BDCs in proportion to the relative amounts of such Private Placement Securities held or being acquired or disposed of, as the case may be, by the Regulated BDCs.

7.
Each quarter the Adviser will provide to each Regulated BDC’s Joint Transactions Committee, and the Board as a whole, information concerning all investments in Private Placement Securities made by all Regulated BDCs, including all investments in which the Regulated BDC declined to participate, so that a Required Majority may determine whether all such investments made during the preceding quarter, including those in which the Regulated BDC declined to participate, comply with the Conditions of the Order. In addition, all of the Independent Directors of each Regulated BDC will consider at least annually the continued appropriateness of Co-investment Transactions by the Regulated BDC with the other Regulated BDCs, including whether engaging in Co-investment Transactions pursuant to the Order continues to be in the best interests of the Regulated BDC and its shareholders and does not involve overreaching on the part of any person concerned.

8.
No investment will be made by a Regulated BDC in a Co-investment Transaction in reliance on the Order if the Adviser knows or reasonably should know that another Regulated BDC or any affiliated person of such another Regulated BDC then currently holds a security issued by the issuer, except for a Follow-On Investment made pursuant to Condition 5 of this Order.

9.
Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by Section 57(k) of the 1940 Act) received in connection with a transaction entered into in reliance on the Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction. If any transaction fee is to be held by the Adviser, pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the 1940 Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction. The Adviser will not receive additional compensation or remuneration of any kind as a result of or in connection with a co-investment or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of Private Placement Securities that is not shared pro rata with the coinvesting Regulated BDCs.

10.
Each Applicant will maintain and preserve all records required to be preserved under the 1940 Act and the rules and regulations under the 1940 Act applicable to such Applicant. The Regulated BDCs will maintain the records required by Section 57(f)(3) of the 1940 Act.

IV.    Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated BDCs and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated BDCs would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 54(a)(4) should not prevent business development companies from making investments that are in the best interests of their shareholders.

Each Regulated BDC and its shareholders will benefit from the ability to participate in Co-investment Transactions. The Board of each Fund, including the Independent Directors, has determined that it is in the best interests of the Fund to participate in Co-investment Transactions because, among other matters, (i) the Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Fund will be able to participate in larger transactions; (iii) the Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated BDCs; (iv) the Fund and any other Regulated BDCs participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated BDCs and their shareholders. The Board of each Fund, including the Independent Directors, also determined that it is in the best interests of the Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Fund, the Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each Fund has determined that is proper and desirable for each Fund to participate in Co-investment Transactions with other Regulated BDCs.

B.        Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-investment Transactions are consistent with the protection of each Regulated BDC’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-investment Transaction, all Regulated BDC participants will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other, (ii) a Required Majority of each Regulated BDC must approve various investment decisions with respect to such Regulated BDC in accordance with the Conditions, and (iii) the Regulated BDCs are required to retain and maintain certain records.

V.     Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See H&Q Health Care Investors Investment Company Act Rel. No. 28426 (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al. Investment Company Act Rel. No.28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); also recent coinvesting orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.   Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Gladstone Management Corporation 1521 Westbranch Dr., Suite 200 McLean, VA 22102
Attention:	David Gladstone Michael LiCalsi

Applicants further state that all written or oral communications concerning this Application should be directed to:

K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006-1600 Attention: Eric S. Purple (202) 778-9220 (202) 778-9100 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by David Gladstone as President of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of each Applicant, and by resolution of the Applicants’ Boards of Directors.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.           Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 of the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated March 10, 2011

GLADSTONE CAPITAL CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE INVESTMENT CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE LENDING CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

GLADSTONE MANAGEMENT CORPORATION

By: /s/ David Gladstone Name: David Gladstone Title: CEO

Exhibit A

Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the
Investment Company Act of 1940
for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Rule 17d-1 of the Investment Company Act of 1940, dated March 10, 2011 for and on behalf of Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending Corporation, and Gladstone Management Corporation; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Gladstone Capital Corporation Gladstone Investment Corporation Gladstone Lending Corporation Gladstone Management Corporation By: /s/ David Gladstone Name: David Gladstone Title: President

EXHIBIT B

Authorization for
Gladstone Capital Corporation
Gladstone Investment Corporation
Gladstone Lending Corporation
Gladstone Management Corporation

The undersigned hereby certifies that he is the Secretary of each of Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Lending Corporation, and Gladstone Management Corporation (each an “Applicant” and collectively the “Applicants”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of the Applicant have been taken and the person filing the Application on behalf of the Applicants is fully authorized to do so; and that board of Directors of each Gladstone Capital Corporation, Gladstone Investment Corporation, and Gladstone Lending Corporation adopted the following resolutions pursuant to unanimous written consents on February 22, 2011; and that the Board of Directors of Gladstone Management Corporation adopted the following resolutions pursuant to unanimous written consent on February 17, 2011:

RESOLVED, that any officer of the Company be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), or pursuant to Rule 17d-1 under the 1940 Act, for an order or orders under the 1940 Act granting an exemption from the joint transaction prohibitions of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, so as to permit joint investments between Company and certain affiliated persons;

FURTHER RESOLVED, that any officer of the Company be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

Gladstone Capital Corporation Gladstone Investment Corporation Gladstone Lending Corporation Gladstone Management Corporation By: /s/ Terry L. Brubaker Name: Terry L. Brubaker Title: Secretary